Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Breast Cancer Clinical Results Show Test Can Differentiate Normal, Early
     and Later Stage Cancers

     TORONTO, Feb. 5 /CNW/ - Predictive medicine company PreMD Inc. (TSX: PMD;
PREMF.pk) today announced that its recently completed clinical trial data was presented at the 4th Annual Academic Surgical Congress in Fort Myers, FL. The
peer reviewed data was presented by Dr. Anees B. Chagpar from the University of Louisville. The presentation entitled, "Quantitative Galactose Oxidase
Schiff's reaction in Nipple Aspirate Fluid may distinguish women with or without Breast Cancer" concluded by stating that "GOS reactivity as measured by adjusted chroma values are significantly different between normal patients, those with Ductal Carcenoma In Situ and those with invasive cancer" and that
"these results warrant further investigation".
     "We are extremely pleased that the data was supportive of this novel breast cancer test and that the investigators feel that there is a need to continue to explore the potential of this test, and thus confirm that there is value to the technology. However, it is clear that funding to develop these potentially valuable tests is not readily available today and as such, work on this test will cease, at least for a while," said Dr. Brent Norton, President and CEO of PreMD Inc. "We are hopeful that one or more interested parties'
steps forward to invest in or acquire this technology as it has the potential to advance the fight against this disease," he added.

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include PREVU(x) POC and PREVU(x) LT, both non-invasive skin cholesterol tests. The Company's cancer tests include
ColorectAlertTM, LungAlertTM and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in Hamilton, Ontario. For more information about
PreMD, please visit www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Brent Norton, President & CEO, Tel: (416)
222-3449 ext 22, Email: bnorton(at)premdinc.com; Mike Evelegh, Executive V P,
Clinical & Regulatory Affairs, Tel: (905) 627-6324, Email:
mevelegh(at)premdinc.com/
     (PREMF PMD.)

CO:  PreMD Inc.

CNW 09:31e 05-FEB-09